FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2010

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...X..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 Highlights

Second quarter 2010

Consolidated relevant figures

➢      2010 accumulated consolidated revenues through June were the equivalent of 48.914 billion pesos, a 15.3% increase compared with the same period a year earlier. Based on local accounting principles of each country where we operate, the following increases in revenues with respect to the same period last year were registered: 6.8% in Brazil, 10.7% in Colombia, 8.8% in Argentina, 16.0% in Chile and 2.9% in Peru.

➢      At the end of June 2010, there were 20.1 million accesses or Revenue Generating Units (RGUs) in the different countries in which we operate, representing a 17.0% increase compared with the end of June 2009.

➢      2010 accumulated consolidated EBITDA(1) totaled 13.434 billion pesos, a 35.3% increase compared with the same period of the previous year. Based on local accounting principles and exchange rates of each country, EBITDA increases were 23.4% in Brazil, 50.7% in Colombia, 21.2% in Argentina, 63.7% in Chile and 68.5% in Peru.

➢      For the same period, operating income totaled 6.281 billion pesos, a 33.5% increase compared with the end of June 2009.

➢      Corresponding EBITDA and operating income margins were 27.5% and 12.9% respectively, compared with 23.5% and 11.0% for the same period a year earlier.

➢      2010 accumulated consolidated majority net income was 3.472 billion pesos, or a 19.9% decrease compared with the same period of last year. This decrease was due to an extraordinary exchange rate gain that occurred during 2009.

➢      At the end of June 2010, total consolidated debt was the equivalent of 2.175 billion dollars. Of total debt, 26.7% was dollar-denominated. In order to minimize the risk associated with currency fluctuation, hedges were in place for the equivalent of 293 million dollars, or 50.3% of the dollar-denominated debt. Net debt (3) was the equivalent of 1.756 billion dollars.

(1)   EBITDA: Defined as operating income plus depreciation and amortization. Please refer to www.telmexinternacional.com in the Investor Relations section, where you will find its calculation.

(2)   One ADR represents 20 shares.

(3)   Net debt is defined as total debt less cash, cash equivalents and marketable securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2010.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. De C.V. Press Release Second Highlights